March 6, 2017
Via EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Roger Schwall
Re: Natural Gas Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 11, 2016
Definitive Proxy Statement
Filed April 29, 2016
File No. 001-31398

Dear Mr. Schwall:

Enclosed for filing via EDGAR is Natural Gas Services Group's response to the comments of the Staff contained in the Staff’s letter dated March 2, 2017, commenting on our initial response to the filings referenced above. Our responses follow the restatement of your questions, which are in bold.
Form 10-K for the year ended December 31, 2015

Selected Financial Data, page 20

1.
We note your responses to prior comments 1 and 2. Your presentation of gross margin currently does not include depreciation and amortization directly attributable to the generation of revenue and is therefore a non-GAAP measure. Revise your presentation of gross margin to either include applicable depreciation and amortization or use a different title that distinguishes the non-GAAP financial measure from gross margin as determined in accordance with GAAP.

To the extent that your gross margin measure is not presented in accordance with GAAP in your financial statements, provide a reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, which appears to be gross margin as defined under GAAP.

We respectfully submit to the staff that we have reviewed the above comment related to our initial response and propose that we revise our presentation. We will change the title of the non-GAAP measure to Adjusted Gross Margin and provide a definition of that measure. We will also include a separate reconciliation of that non-GAAP measure to Operating Income as the most directly comparable GAAP measure. Our proposed presentation follows.

Our definition and use of adjusted gross margin

We define “Adjusted Gross Margin” as total revenue less costs of revenues (excluding depreciation and amortization expense). Adjusted gross margin is included as a supplemental disclosure because it is a primary measure used by our management as it represents the results of revenue and costs (excluding depreciation and amortization expense), which are key components of our operations. Adjusted gross margin differs from gross profit, in that gross profit includes depreciation expense. We believe adjusted gross margin is important because it focuses on the current operating performance of our operations and excludes the impact of the prior historical costs of the assets acquired or constructed that are utilized in those operations, the indirect costs associated with our selling, general and administrative activities, the impact of our financing methods and income taxes. Depreciation expense does not accurately reflect the costs required to maintain and replenish the operational usage of our assets and therefore may not portray the costs from current operating activity. Rather, depreciation expense reflects the systematic allocation of historical property and equipment values over the estimated useful lives.

Adjusted gross margin has certain material limitations associated with its use as compared to operating income. These limitations are primarily due to the exclusion of certain expenses. Each of these excluded expenses is material to our results of operations. Because we use capital assets, depreciation expense is a necessary element of our costs and our ability to generate revenue and selling, general and administrative expense is a necessary cost to support our operations and required corporate activities. In order to compensate for these limitations, management uses this non-GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding of our performance.

As an indicator of our operating performance, adjusted gross margin should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP. Our adjusted gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate adjusted gross margin in the same manner.

Reconciliation

The following table reconciles our operating income to adjusted gross margin, the most directly comparable GAAP financial measure:

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Operating Income	TBA	$15,147	$21,986	$22,020	$20,215
Depreciation and amortization	TBA	22,758	21,507	18,144	15,707
Selling, general, and administration expenses	TBA	10,989	10,334	8,141	7,893
Loss on retirement of rental equipment	TBA	4,370	—	—	—
Adjusted Gross Margin	TBA	$53,264	$53,827	$48,305	$43,815

Statements of Income, page F-3

2.
We have reviewed your response to prior comment 3 and do not believe that it addresses our comment. Revise your presentation to separately report the amount of depreciation that is attributable to each line item from which it has been excluded. See SAB Topic 11.B.

We respectfully submit to the staff that we have reviewed the above comments and propose that in response we will revise our presentation. A table will be added that shows depreciation attributable to each line of our cost of revenue. Our proposed presentation follows.

The majority of our property and equipment, including rental equipment, is a direct cost to generating revenue and the following table depicts the depreciation associated with each product line at December 31, 2016 , 2015 and 2014 (in thousands):

	2016	2015	2014
Rentals	TBA	$22,308	$20,973
Sales	TBA	281	339
Service & Maintenance	TBA	16	12
Total	TBA	$22,605	$21,324

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Larry Lawrence, our Chief Financial Officer at (432) 262-2700; by email at larry.lawrence@ngsgi.com or Dave Thayer, our SEC Attorney at (303)785-1623; by email at dthayer@joneskeller.com.

Sincerely,

G. Larry Lawrence
Chief Financial Officer
NATURAL GAS SERVICES GROUP, INC.